Sensata Technologies 529 Pleasant Street Attleboro, MA 02703 508.236.3800 www.sensata.com

January 11, 2021

Via EDGAR

Mr. Gary Newberry Office of Life Sciences United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549

Re:	Sensata Technologies Holding plc Form 10-K for the Fiscal Year Ended December 31, 2019 Filed February 11, 2020 File No. 001-34652

Dear Mr. Newberry:

This letter is being furnished on behalf of Sensata Technologies Holding plc (“Sensata” or the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter dated December 29, 2020 (the “Comment Letter”) based on the Staff’s review of Sensata’s Form 10-K for Fiscal Year Ended December 31, 2019, filed on February 11, 2020 (File No. 001-34652). Below the Company has reprinted each of the Staff’s comments in bold and thereunder set forth our related response.

Form 10-K for the Fiscal Year Ended December 31, 2019

Critical Accounting Policies and Estimates, page 52

1.You disclose here that you do not consider any reporting units to be at risk of failing step 1 of the goodwill impairment test. In future filings, please define the term "at risk".

Response:

In response to the Staff’s comment, the Company will include additional disclosure in future filings, similar to the underlined language set forth below, that describes the factors it considers when determining whether a reporting unit is “at risk” of failing Step 1 of the goodwill impairment test.

We consider a combination of quantitative and qualitative factors to determine whether a reporting unit is at risk of failing Step 1 of the goodwill impairment test, including: the timing of our most recent quantitative impairment tests and the relative amount by which a reporting unit’s fair value exceeded its then carrying value, the inputs and assumptions underlying our valuation models and the sensitivity of our fair value measurements to those inputs and assumptions, the impact that adverse economic or market conditions may have on the degree of uncertainty inherent in our long-term operating forecasts, and changes in the carrying amount of a reporting unit’s net assets from the time of our most recent goodwill impairment test.

2.We note you have performed quarterly impairment testing in fiscal year 2020 and determined your goodwill was not impaired. In future quarterly and annual filings in which you perform impairment testing, please disclose any reporting units and goodwill amounts that you consider at risk of failing step 1 of the goodwill impairment test.

Response:

In response to the Staff’s comment, for any reporting unit that the Company considers at risk of failing Step 1 of the goodwill impairment test, the Company will disclose the name of that reporting unit, together with the amount of goodwill assigned thereto, in future quarterly and annual filings in which the Company performs impairment testing.

Recent Accounting Pronouncements, page 56

3.Please tell us how you assessed the impact of the adoption of ASU 2017-04 and how this will impact your goodwill impairment testing in future periods.

Response:

In response to the Staff’s comment, the Company recognizes that ASU 2017-04 simplifies the accounting for goodwill impairment measurements by eliminating the requirement to compare the implied fair value of goodwill with its carrying amount as part of Step 2 of the goodwill impairment test referenced in Accounting Standards Codification 350, Intangibles – Goodwill and Other. The Company also recognizes that ASU 2017-04 is effective for annual reporting periods beginning after December 15, 2019, including any applicable interim periods therein, with early adoption permitted for interim or annual goodwill impairment tests performed after January 1, 2017.

Notwithstanding the foregoing, the Company does not believe that the adoption of ASU 2017-04 has a material impact on its consolidated financial statements. As a basis for its opinion, the Company considered the extent to which any of its reporting units were at risk of failing Step 1 of the goodwill impairment test, including its evaluation of the factors described in the Company’s response to comment (1) herein, as well as the absence of recent goodwill impairment charges against which to reasonably quantify the effect of ASU 2017-04. We plan to disclose this in our future filings.

Item 11. Executive Compensation, page 128

4.We note you granted the named executive officers stock awards valued at $7,133,313 and option awards valued at $3,057,043 pursuant to your 2019 LTI program. Additionally, we note that the description of your program, beginning on page 33 of your Schedule 14A, lacks a discussion of performance targets, the extent to which the targets were met, and and decisions to adjust awards based on the achievement of such targets. Please confirm that you will provide a discussion of these targets, level of achievement and the discretion exercised in determining the awards issued pursuant to the program in future filings.

Response:

In response to the Staff’s comment, the Company recognizes that Item 402(b) of Regulation S-K requires a registrant to explain all material elements of its compensation policies and decisions regarding the named executive officers (the “NEOs”). As described on page 32 of Schedule 14A, awards granted to the Company’s NEOs under the 2019 LTI consisted of approximately 55% performance-based units (“PBUs”), 30% stock options, and 15% restricted stock units (“RSUs”). The PBUs, which cliff vest after three years, include performance-based restricted stock units (“PRSUs”) as well as growth plan units (“GPUs”). The number of PRSUs that will ultimately vest depends on the Company’s adjusted earnings per share (“EPS”) performance for each of the fiscal years 2019 through 2021, subject to a return-on-invested capital (“ROIC”) modifier, and the number of GPUs that will ultimately vest depends on the Company’s adjusted organic revenue growth performance for each of the fiscal years 2019 and 2020 as well as its constant currency compound annual revenue growth rate for the three-year performance period. The adjusted EPS targets used to measure achievement of the PRSUs and the adjusted organic revenue growth targets used to measure achievement of the GPUs are referred to herein as the “Performance Targets.”

The PBUs granted under the Company’s 2019 LTI contain a provision that allow the NEOs to “bank” a portion of the total units awarded at the end of each annual period within the three-year performance period, provided that the Company satisfy the Performance Targets applicable to that particular annual period (the “Banked Units”). Historically the Company has elected to disclose its Performance Targets, and levels of achievement relative to those Performance Targets, only upon completion of the three-year performance period. However, the Company acknowledges the importance of providing relevant and timely disclosure regarding its executive compensation program, and in future filings the Company agrees to provide additional disclosure of its Performance Targets and levels of achievement relative to those Performance Targets, including disclosure of the amount of Banked Units held by each of the NEOs, at the end of each annual period within the three-year performance period. The Company believes that providing these additional disclosures on a timelier basis will promote a better understanding of its LTI program as well as its overall executive compensation program. Lastly, to the extent discretion can be or has been exercised in determining amounts awarded to the NEOs pursuant the Company’s LTI program, the Company will disclose that fact in future filings.

5.Please confirm that in future filings you will include a discussion of how the shares repurchased pursuant to your share repurchase program impacted performance targets used to determine executive compensation, such as EPS.

Response:

In response to the Staff’s comment, the Company confirms that in future filings it will include a discussion of how shares repurchased pursuant to a share repurchase program impacted performance targets used to determine executive compensation.

Sincerely,

/s/ Paul Vasington

Paul Vasington